ICHI-BON INVESTMENT CORPORATION
                    3222 S. Vance, Suite 100
                    Lakewood, Colorado 80227
                 COMMISSION FILE NUMBER 0-25388

                      DISCLOSURE STATEMENT

                          PURSUANT TO
                     SECTION 14(f) OF THE
             SECURITIES EXCHANGE ACT OF 1934 AND
                     RULE 14f-1 THEREUNDER


                         Introduction

     This Statement is being mailed on or about May 1, 1997 to holders of record on April 30, 1997 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Ichi-Bon Investment Corporation, a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about May 12, 1997.

                Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and Detour, Inc., a California corporation ("Detour"), the Company has agreed to acquire all of Detour's issued and outstanding shares of common stock (collectively, the "Detour Stock") in exchange for an aggregate of 4,500,000 "restricted" shares of the Company's Common Stock (the "Transaction"). As of the date of this Disclosure Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. Accordingly, if all of the issued and outstanding shares of Detour Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 90% of the Company's 5,000,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by Detour's management (see "Directors and Executive Officers and Related Transactions"). Also, as part of the terms of the Transaction, the name of the Company will change to "Detour, Inc."

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about May 12, 1997, with the closing to occur shortly thereafter.

                        Reason for Disclosure Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

               Information Relating to the Company's Securities

     As of the date of this report, there were outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                            Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                       No. of                    Percentage
            Name                    Shares Owned                 Ownership
     ---------------------------    ------------                 ----------

     Cheryl L. Okizaki(1)              200,000                      40.0%

     Cheryl Miller                     171,000                      34.2%

     Charles A. Arnold(1)               10,000                       2.0%

     Wallace S. Westwood(1)             15,000                       3.0%

     June H. Okizaki                    50,000                      10.0%

     All Officers and Directors
       as a group (3 persons)          225,000                      45.0%

-------------------------------
(1)  Officer and/or director of the Company.

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                       Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address         Offices To Be Held         the Transfer      of Class
----------------------      ------------------      -----------------  -----------
Edward T. Stein             Chairman of Board,          2,025,000          40.5%
201 N. Service Rd.          Director
Suite 100
Melville, N.Y. 11747

James Turner                President, Director         1,012,500          20.3%
2736 Jalmia Drive
Los Angeles, CA 90046

Luis Barajas               Corporate Secretary,         1,012,500          20.3%
2736 Jalmia Drive          Director
Los Angeles, CA 90046

Lorraine Rasmussen         Director                             0             -
6855 Santa Monica Blvd.
Los Angeles, CA 90038

All Proposed Directors                                  4,050,000          81.0%
and Officers as a
Group (4 persons)


                             Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

         Directors and Executive Officers and Related Transactions

Directors and Executive Officers.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

      Name                   Age                Position
--------------------         ---                ---------------------------

Edward T. Stein               46                Chairman of Board, Director
James Turner                  36                President, Director
Luis Barajas                  36                Corp. Secretary, Director
Lorraine Rasmussen            35                Director

     Edward T. Stein is presently Chairman of the Board of Detour, a position he has held since January 1995. Detour is engaged in the marketing, sales and publication of Detour Magazine, an urban "avante-guard" publication. Since 1986, he has also been President of Edward T. Stein Associates, Ltd., a privately held financial services firm engaged in money management, insurance and financial planning located in Melville, New York and Prima Capital Management Corp., an affiliated company thereto. Mr. Stein obtained a Bachelor of Science degree from Rider University, where he majored in finance. He devotes approximately 80 hours per month to the business of Detour, which is not expected to change upon closing of the Transaction.

     James Turner is the President and Director of Detour, which he co-founded in 1987. Mr. Turner serves as Editor-in-Chief and is responsible for the contents of the Detour Magazine, as well as an author of numerous articles contained in the Magazine. Mr. Turner attended Missouri University, majoring in communications, where he received a Bachelor of Arts degree. Mr. Turner devotes substantially all of his time to the business of Detour and expects to continue to devote such time upon closing of the Transaction.

     Luis Barajas is Corporate Secretary, a Director and co-founder of Detour, as well as Creative Director and Publisher of Detour Magazine. His responsibilities include advertising, developing key relationships with celebrities and media personalities, creative input and administration. Mr. Barajas obtained a Bachelor of Arts degree from Fashion Institute, majoring in fashion mechanics and design. He devotes substantially all of his time to the business of Detour and expects to continue to devote such time upon closing of the Transaction.

     Lorraine Rasmussen is a Director of Detour, a position she has held since March 1997. In addition to her position with Detour, since July 1996, Ms. Rasmussen is President and Managing Director of TAG Entertainment Pictures, Inc., Los Angeles, California, which is engaged in motion picture financing. For the prior five years, Ms. Rasmussen was self-employed engaged in marketing and consulting services to entertainment and media companies. Ms. Rasmussen obtained a Bachelor of Arts degree in 1985. She expects to devote only such time as necessary to the business of Detour upon closing of the Transaction, which is not expected to exceed 20 hours per month.

Compensation

     For the fiscal year ended December 31, 1996, no officer or director of Detour received remuneration in excess of $100,000. James Turner, Detour's President, and Luis Barajas, Corporate Secretary, each received a salary of $60,000, which is expected to remain constant for the 12 months following closing of the Transaction. There are no employment agreements between Detour and its executive officers or directors, but it is expected that both Messrs. Turner and Barajas will execute employment agreements with the Company upon closing of the Transaction.

     In addition, Detour may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has three Directors. During the fiscal year-ended December 31, 1996, the Directors held one meeting of the Board of Directors.

             Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended December 31, 1996. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1996 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.


Dated:  May 1, 1997.

                                 ICHI-BON INVESTMENT CORPORATION

                                 s/Cheryl L. Okizaki

                                 Cheryl L. Okizaki, President